Exhibit 11 - Calculation of Earnings Per Share

	Three Months Ended		Nine Months Ended
(in thousands, except per share amounts)	Sept. 29, 2002	Sept. 30, 2001	Sept. 29, 2002	Sept. 30, 2001

Basic Earnings per Share

Net Income	$10,463	$10,451	$35,721	$35,717

Weighted average shares outstanding	19,643	22,574	20,553	22,625

Basic earnings per share	$0.53	$0.46	$1.74	$1.58

Diluted earnings per share

Net Income	$10,463	$10,451	$35,721	$35,717

Weighted average shares outstanding	19,643	22,574	20,553	22,625
Dilutive effect of outstanding common stock options	242	140	252	140
Diluted weighted average shares outstanding	19,885	22,714	20,805	22,765

Diluted earnings per share	$0.53	$0.46	$1.72	$1.57